                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                           NEXTEL COMMUNICATIONS, INC.
                                (Name of Issuer)

                      Class A Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   65332V 10 3
                                 (CUSIP Number)

                                 Joseph L. Cole
                   Executive Vice President & General Counsel
                            Ampersand Holdings, Inc.
                            1301 Santa Barbara Street
                         Santa Barbara, California 93101
                                 (805) 963-7301
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 June 10, 1999
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



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

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Wendy P. McCaw

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  a [  ]
                  b [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e) [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                                 7.       SOLE VOTING POWER
 SHARES BENEFICIALLY OWNED BY             6,282,659
     REPORTING PERSON WITH       8.       SHARED VOTING POWER
                                          5,369,485

                                 9.       SOLE DISPOSITIVE POWER
                                          6,282,659
                                 10.      SHARED DISPOSITIVE POWER
                                          5,369,485


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  11,652,144

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*           [x]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.1%

14.      TYPE OF REPORTING PERSON*
                  IN

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  The Ampersand Telecom Trust

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                       a [ ]
                       b [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)            [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  California

                                 7.       SOLE VOTING POWER

 SHARES BENEFICIALLY OWNED BY    8.       SHARED VOTING POWER
     REPORTING PERSON WITH                5,369,485

                                 9.       SOLE DISPOSITIVE POWER

                                 10.      SHARED DISPOSITIVE POWER
                                          5,369,485

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  5,369,485

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*           [x]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.9%

14.      TYPE OF REPORTING PERSON*
                  OO



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

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Ampersand Telecom, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                         a [ ]
                         b [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)              [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

                                 7.       SOLE VOTING POWER

 SHARES BENEFICIALLY OWNED BY    8.       SHARED VOTING POWER
     REPORTING PERSON WITH                5,369,485

                                 9.       SOLE DISPOSITIVE POWER

                                 10.      SHARED DISPOSITIVE POWER
                                          5,369,485

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  5,369,485

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*           [x]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.9%

14.      TYPE OF REPORTING PERSON*
                  OO


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

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Gregory J. Parker

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                       a [ ]
                       b [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)             [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                                 7.       SOLE VOTING POWER

 SHARES BENEFICIALLY OWNED BY    8.       SHARED VOTING POWER
     REPORTING PERSON WITH
                                 9.       SOLE DISPOSITIVE POWER

                                 10.      SHARED DISPOSITIVE POWER

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*           [x]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0%

14.      TYPE OF REPORTING PERSON*
                  IN


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

         This statement amends and supplements the information set forth in the
Schedule 13D filed by Wendy P. McCaw with the Securities and Exchange Commission on October 20, 1997, as amended and supplemented by Amendment No. 1 to the
Schedule 13D filed on November 6, 1997 and Amendment No. 2 to the Schedule 13D filed on March 16, 1999 (the "Schedule 13D"), and constitutes Amendment No. 3 to the Schedule 13D. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and supplemented as set forth below:

         Mrs. McCaw entered into a Nextel Securities Distribution Agreement dated November 3, 1997 with Craig O. McCaw, Eagle River Investments, L.L.C. ("Eagle River") and Digital Radio, LLC ("Digital Radio") in connection with her marital settlement agreement with Craig McCaw. Pursuant to Section 2 of the Nextel Securities Distribution Agreement, Mrs. McCaw, through her Class C membership interest in Eagle River, is the owner of an indirect beneficial interest in certain options to purchase Nextel Common Stock held of record by Digital Radio, a limited liability company controlled by Eagle River. On February 19, 1999, Mrs. McCaw indirectly transferred such interest to Ampersand Telecom, LLC. Under the terms of the Nextel Securities Distribution Agreement, Ampersand Telecom, LLC has the right to cause Eagle River and Digital Radio to exercise those options on its behalf and distribute to it the purchased shares of Nextel Common Stock. Ampersand Telecom, LLC presently intends to exercise such right, so as to acquire an aggregate of 3,843,760 shares issuable upon exercise of a portion of the options before such options expire. Options with respect to 3,391,553 shares of Nextel Common Stock are exercisable at any time through July 28, 1999. Options with respect to an additional 452,207 shares of Nextel Common Stock are exercisable between July 28, 1999 and August 27, 1999. See Item 6 below.

     Ampersand Telecom, LLC presently intends to fund the exercise price for such options with available cash generated from its recent dispositions of Nextel Common Stock described in Item 5(c) below. Ampersand Telecom, LLC presently intends to acquire such shares of Nextel Common Stock primarily for investment purposes, but anticipates that it may make sales of such stock from time to time as described below.

     In addition, the Reporting Persons may from time to time seek to increase, reduce or dispose of their investment in the issuer in the open market, in privately negotiated transactions, or otherwise. The determination to effect any such transactions will depend on, among other things, the market price, availability of funds, borrowing costs, market conditions, tax considerations, developments affecting the issuer and the Reporting Persons, other opportunities available to the Reporting Persons and other considerations.

     From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of the issuer in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the issuer as a means of enhancing shareholder value. Such suggestions or positions


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may relate to one or more of the transactions specified in clauses (a) through
(j) of Item 4 of the Schedule 13D, including, without limitation, such matters as disposing of or selling all or a portion of the issuer or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the issuer's capitalization or dividend policy.

     Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the issuer and formulate plans or proposals with respect to any of such matters.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and supplemented as set forth below:

     (a) and (b). (i) Mrs. McCaw beneficially owns and has sole voting power with respect to 6,282,659 shares of Nextel Common Stock. In addition, Mrs. McCaw beneficially owns 5,369,485 shares of Nextel Common Stock issuable upon the complete exercise by Ampersand Telecom, LLC of options to purchase Nextel Common Stock exercisable within 60 days hereof. With respect to such 5,369,485 shares of Nextel Common Stock, Mrs. McCaw may be deemed to share voting power and investment power with The Ampersand Telecom Trust, Ampersand Telecom, LLC and Gregory J. Parker.

     Further, under Section 9 of the Nextel Securities Distribution Agreement, Ampersand Telecom, LLC has the right to acquire options beneficially owned by Craig O. McCaw, Eagle River and the other members of Digital Radio with respect to 8,421,170 shares of Nextel Common Stock if such persons determine not to exercise all or any portion of such options. Accordingly, under Rule 13d-3(d)(1)(i), Mrs. McCaw may be deemed to have voting and investment power with respect to an additional 8,421,170 shares of Nextel Common Stock issuable upon exercise of such options which are exercisable within 60 days from the date hereof. Mrs. McCaw disclaims beneficial ownership of such 8,421,170 shares of Nextel Common Stock.

     The shares of Nextel Common Stock beneficially owned by Mrs. McCaw represent 4.1% of the Nextel Common Stock, or 6.9% of the Nextel Common Stock including the 8,421,170 shares disclaimed above, each as determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

     (ii) The Ampersand Telecom Trust beneficially owns 5,369,485 shares of Nextel Common Stock issuable upon the complete exercise by Ampersand Telecom, LLC of options to purchase Nextel Common Stock exercisable within 60 days hereof. With respect to such 5,369,485 shares of Nextel Common Stock, The Ampersand Telecom Trust may be deemed to share voting power and investment power with Mrs. McCaw, Ampersand Telecom, LLC and Gregory J. Parker. The Ampersand Telecom Trust may also be deemed to have beneficial ownership with respect to 6,282,659 shares of Nextel Common Stock owned by Mrs. McCaw, but disclaims such beneficial ownership.

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

     Further, under Section 9 of the Nextel Securities Distribution Agreement Ampersand Telecom, LLC has the right to acquire options beneficially owned by Craig O. McCaw, Eagle River and the other members of Digital Radio with respect to 8,421,170 shares of Nextel Common Stock if such persons determine not to exercise all or any portion of such options. Accordingly, under Rule 13d-3(d)(1)(i), The Ampersand Telecom Trust may be deemed to have voting and investment power with respect to an additional 8,421,170 shares of Nextel Common Stock issuable upon exercise of such options which are exercisable within 60 days from the date hereof. The Ampersand Telecom Trust disclaims beneficial ownership of such 8,421,170 shares of Nextel Common Stock.

     The shares of Nextel Common Stock beneficially owned by The Ampersand Telecom Trust represent 1.9% of the Nextel Common Stock, or 6.9% of the Nextel Common Stock including the 6,282,659 and 8,421,170 shares disclaimed above, each as determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

     (iii) Ampersand Telecom, LLC beneficially owns 5,369,485 shares of Nextel Common Stock issuable upon the complete exercise by Ampersand Telecom, LLC of options to purchase Nextel Common Stock exercisable within 60 days hereof. With respect to such 5,369,485 shares of Nextel Common Stock, Ampersand Telecom, LLC may be deemed to share voting power and investment power with Mrs. McCaw, The Ampersand Telecom Trust and Gregory J. Parker. Ampersand Telecom, LLC may also be deemed to have beneficial ownership with respect to 6,282,659 shares of Nextel Common Stock owned by Mrs. McCaw, but disclaims such beneficial ownership.

     Further, under Section 9 of the Nextel Securities Distribution Agreement Ampersand Telecom, LLC has the right to acquire options beneficially owned by Craig O. McCaw, Eagle River and the other members of Digital Radio with respect to 8,421,170 shares of Nextel Common Stock if such persons determine not to exercise all or any portion of such options. Accordingly, under Rule 13d-3(d)(1)(i), Ampersand Telecom, LLC may be deemed to have voting and investment power with respect to an additional 8,421,170 shares of Nextel Common Stock issuable upon exercise of such options which are exercisable within 60 days from the date hereof. Ampersand Telecom, LLC disclaims beneficial ownership of such 8,421,170 shares of Nextel Common Stock.

     The shares of Nextel Common Stock beneficially owned by Ampersand Telecom, LLC represent 1.9% of the Nextel Common Stock, or 6.9% of the Nextel Common Stock including the 6,282,659 and 8,421,170 shares disclaimed above, each as determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

     (iv) Gregory J. Parker may be deemed to have beneficial ownership with respect to 5,369,485 shares of Nextel Common Stock issuable upon the complete exercise by Ampersand Telecom, LLC of options to purchase Nextel Common Stock exercisable within 60 days hereof. With respect to such 5,369,485 shares of Nextel Common Stock, Mr. Parker may be deemed to share voting power and investment power with Mrs. McCaw, Ampersand Telecom, LLC and The Ampersand Telecom Trust. Mr. Parker may also be deemed to have beneficial ownership with respect to 6,282,659 shares of Nextel Common Stock owned by Mrs. McCaw. Mr. Parker

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

disclaims beneficial ownership of the 5,369,485 and 6,282,659 shares described in this paragraph.

     Further, under Section 9 of the Nextel Securities Distribution Agreement Ampersand Telecom, LLC has the right to acquire options beneficially owned by Craig O. McCaw, Eagle River and the other members of Digital Radio with respect to 8,421,170 shares of Nextel Common Stock if such persons determine not to exercise all or any portion of such options. Accordingly, under Rule 13d-3(d)(1)(i), Mr. Parker may be deemed to have voting and investment power with respect to an additional 8,421,170 shares of Nextel Common Stock issuable upon exercise of such options which are exercisable within 60 days from the date hereof. Mr. Parker disclaims beneficial ownership of such 8,421,170 shares of Nextel Common Stock.

     The shares of Nextel Common Stock beneficially owned by Mr. Parker represent 0.0% of the Nextel Common Stock, or 6.9% of the Nextel Common Stock including all of the shares disclaimed above, each as determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

     All percentages contained in this Schedule 13D have been calculated based upon 278,126,194 shares of Nextel Common Stock outstanding as of April 30, 1999, as set forth in the issuer's quarterly report on Form 10-Q for the fiscal quarter ended March 31, 1999.

     (c) Within the 60 days preceding the date set forth on the cover page hereto, Mrs. McCaw engaged in the following dispositions of shares of Nextel Common Stock:

                 Date                  # Shares Sold          Sale Price
                 ----                  -------------          ----------
                 4/21/99               175,000                $36.17
                 4/22/99               310,000                $37.18
                 4/23/99               510,000                $38.49
                 5/4/99                255,000                $37.26
                 5/5/99                 55,000                $34.82
                 5/7/99                200,000                $35.93
                 5/11/99                60,000                $37.87
                 5/12/99               490,000                $38.30
                 5/13/99               225,000                $39.33
                 5/14/99               225,000                $38.19
                 5/18/99                20,000                $38.53
                 5/19/99               105,000                $38.16
                 5/20/99                30,000                $37.97
                 5/28/99               150,000                $36.83
                 6/4/99                 60,000                $37.06
                 6/7/99                 10,000                $37.00
                 6/8/99                 30,000                $37.21
                 6/10/99               700,000                $37.37

Such sales were effected via open-market brokers' transactions in the Nasdaq Stock Market. Other than as stated above, the Reporting Persons have not engaged in any transactions in shares of Nextel Common Stock within the 60 days preceding the date set forth on the cover page hereto.

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

     (d) To the knowledge of the Reporting Persons, no person other than each respective owner referred to herein of shares of Nextel Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Nextel Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is hereby amended and supplemented as set forth below:

     Pursuant to the Nextel Securities Distribution Agreement, Mrs. McCaw acquired a beneficial interest in the following options to purchase shares of Nextel Common Stock (collectively, the "Options"):

(1) options for 452,207 shares, exercisable between July 28, 1999 and August 27, 1999, acquired by Digital Radio from Motorola, Inc. (the "1999 Motorola Options");
(2) options for 3,391,553 shares, exercisable through July 28, 1999, acquired by Digital Radio from the issuer (the "1999 Nextel Options");
(3) options for 1,116,990 shares, exercisable between July 28, 2001 and August 27, 2001 acquired by Digital Radio from Motorola, Inc. (the "2001 Motorola Options"); and
(4) options for 1,525,725 shares, exercisable through July 28, 2001, acquired by Digital Radio from the issuer (the "2001 Nextel Options").

All of the Options are held of record by Digital Radio. As the beneficial owner of the Options, Mrs. McCaw was granted the right to cause Digital Radio to exercise any or all of its rights with respect to the Options. After exercise of the Options, Digital Radio (through Eagle River) shall distribute to Mrs. McCaw the shares obtained as a result of such exercise.

     Mrs. McCaw's right to cause the exercise of the 2001 Motorola Options and the 2001 Nextel Options is limited in some circumstances. Mrs. McCaw may exercise the 2001 Nextel Options in full only if she has exercised at least 1,130,518 of the 1999 Nextel Options. If Mrs. McCaw exercises fewer 1999 Nextel Options, she may only exercise the percentage of the 2001 Nextel Options equal to the number of 1999 Nextel Options exercised divided by 1,130,518. In addition, Mrs. McCaw may exercise only the percentage of the 2001 Motorola options equal to the number of 1999 Motorola Options exercised divided by 452,207.

     Pursuant to the Nextel Securities Distribution Agreement, Mrs. McCaw has the right to exercise specified options (representing the right to purchase an aggregate of 10,348,431 shares of Nextel Common Stock) beneficially owned by Craig McCaw and his affiliates if they have decided not to exercise such options on their own behalf and have so notified Mrs. McCaw. Similarly, upon notice from Mrs. McCaw, Craig McCaw has the right to exercise on his behalf any of Mrs. McCaw's Options that she has decided not to exercise.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 15, 1999

                           /s/ WENDY P. McCAW
                           ----------------------------------
                           Wendy P. McCaw



                           THE AMPERSAND TELECOM TRUST


                           By: /s/ GREGORY J. PARKER
                              -------------------------------
                                   Gregory J. Parker
                                    Trustee

                           AMPERSAND TELECOM, LLC

                           By: /s/ GREGORY J. PARKER
                              -------------------------------
                                   Gregory J. Parker
                                    President

                           /s/ GREGORY J. PARKER
                           ----------------------------------
                           Gregory J. Parker


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